DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Peter M. Astiz peter.astiz@dlapiper.com T 650.833.2036 F 650.687.1159

July 18, 2014

VIA EDGAR AND ELECTRONIC MAIL

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mark P. Shuman, Legal Branch Chief
Mitchell Austin, Staff Attorney Stephen G. Krikorian, Accounting Branch Chief Ryan Rohn, Staff Accountant

Re:	TubeMogul, Inc.
Registration Statement on Form S-1
Initially Filed Publicly on March 26, 2014
As amended by Amendment No. 1 to Registration Statement on Form S-1
filed April 14, 2014, Amendment No. 2 to Registration Statement on Form S-1
filed May 1, 2014, Amendment No. 3 to Registration Statement on Form S-1 filed July 7, 2014 and Amendment No. 4 to Registration Statement on Form S-1 filed July 17, 2014 (the “Registration Statement”)
File No. 333-194817

Gentlemen:

On behalf of TubeMogul, Inc. (the “Company”), we are writing to provide the disclosure requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during its teleconference calls with us on July 17, 2014 in connection with the Commission’s review of the Registration Statement. As requested, the modified disclosure appearing on Exhibit A was reflected in the Company’s final prospectus filed with the Commission pursuant Rule 424(b) under the Securities Act of 1933, as amended, on July 18, 2014.

Please do not hesitate to contact me at (650) 833-2036 or Michael Torosian at (650) 833-2220 if you have any questions regarding this letter.

Very truly yours,

DLA Piper LLP (US)

/s/ Peter M. Astiz

Peter M. Astiz

Partner

Cc:	Brett Wilson (TubeMogul, Inc.)
Eric Deeds (TubeMogul, Inc.)
Michael J. Torosian (DLA Piper LLP (US))
Daniel J. Winnike (Fenwick & West LLP)
William L. Hughes (Fenwick & West LLP)
Theodore G. Wang (Fenwick & West LLP)

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Exhibit A

Prospectus cover

Entities affiliated with Foundation Capital, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of $20.0 million in shares of our common stock in this offering at the initial public offering price. Entities affiliated with Trinity Ventures, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have also indicated an interest in purchasing up to an aggregate of $5.0 million in shares of our common stock in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell ~~more,~~ less or no shares to the entities affiliated with Foundation Capital, LLC or the entities affiliated with Trinity Ventures, LLC and such entities could determine to purchase ~~more,~~ less or no shares in this offering. The underwriters will receive the same discount on any shares of our common stock purchased by such entities as they will from any other shares of our common stock sold to the public in this offering.

Summary

The Offering

Entities affiliated with Foundation Capital, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of $20.0 million in shares of our common stock in this offering at the initial public offering price. Entities affiliated with Trinity Ventures, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have also indicated an interest in purchasing up to an aggregate of $5.0 million in shares of our common stock in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell ~~more,~~ less or no shares to the entities affiliated with Foundation Capital, LLC, or the entities affiliated with Trinity Ventures, LLC, and such entities could determine to purchase ~~more,~~ less or no shares in this offering. The underwriters will receive the same discount on any shares of our common stock purchased by such entities as they will from any other shares of our common stock sold to the public in this offering.

Risk Factors

Substantial future sales of shares by our stockholders could negatively affect our stock price after this offering.

Sales of a substantial number of shares of our common stock in the public market after this offering, particularly sales by our directors, executive officers, and significant stockholders, or the perception that these sales might occur or if there is a large number of shares of our common stock available for sale, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on the total number of shares of our common stock outstanding as of March 31, 2014, upon completion of this offering, we will have 28,685,816 shares of common stock outstanding, assuming no exercise of our outstanding options or vesting of our outstanding restricted stock units.

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All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for (1) any shares held by our affiliates as defined in Rule 144 under the Securities Act, and (2) any shares purchased by entities affiliated with Foundation Capital, LLC or the entities affiliated with Trinity Ventures, LLC to the extent such entities are allocated all or a portion of the aggregate of up to $20.0 million or $5.0 million, respectively, of shares that they have indicated an interest in purchasing in this offering, or through the directed share program, which will be subject to a 180-day lock-up agreement. All of the remaining shares of common stock outstanding after this offering, based on shares outstanding as of March 31, 2014, will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus. These shares will become available to be sold 181 days after the date of this prospectus, except with respect to any shares held by our affiliates, which will be subject to restrictions under Rule 144 and except for any shares purchased in this offering by entities affiliated with Foundation Capital, LLC or Trinity Ventures, LLC as described above.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. may, in their sole discretion together, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.

Our equity incentive plans allow us to issue, among other things, stock options, restricted stock, and restricted stock units. We intend to file a registration statement under the Securities Act as soon as practicable after the completion of this offering to cover the issuance of shares upon the exercise or vesting of awards granted or otherwise purchased under those plans. As a result, any shares issued or granted under the plans after the completion of this offering also will be freely tradable in the public market, subject to lock-up agreements as applicable. If equity securities are issued under the plans and it is perceived that they will be sold in the public market, then the price of our common stock could decline substantially.

Holders of 15,510,330 shares of our common stock and a warrant holder have rights, subject to some conditions, to require us to file registration statements for the public resale of such shares or to include such shares in registration statements that we may file for us or other stockholders. Once we have registered the resale of these shares, they can be sold in the public market. If these additional shares are sold, or it is perceived that they will be sold, the trading price of our common stock could decline.

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Participation in this offering by certain of our existing stockholders would reduce the available public float for our shares.

Entities associated with Foundation Capital, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of $20.0 million in shares of our common stock in this offering at the initial public offering price. Entities affiliated with Trinity Ventures, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of $5.0 million in shares of our common stock in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell ~~more,~~ less or no shares to the entities affiliated with Foundation Capital, LLC or the entities affiliated with Trinity Ventures, LLC and such entities could determine to purchase ~~more,~~ less or no shares in this offering. If the entities affiliated with Foundation Capital, LLC and the entities affiliated with Trinity Ventures, LLC were to purchase all of these shares, they, together with our executive officers, directors and other owners of 5% or more of our outstanding common stock and their respective affiliates would own, in the aggregate, approximately 73% of our outstanding common stock after this offering, based on the number of shares outstanding as of June 30, 2014 and the assumed initial public offering price of $7.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

If the entities affiliated with Foundation Capital, LLC or the entities affiliated with Trinity Ventures, LLC are allocated all or a portion of the shares for which they have indicated an interest in purchasing in this offering and purchase any such shares, such purchases would reduce the available public float for our shares because such stockholders would be restricted from selling the shares by a lock-up agreement they have entered into with the underwriters and by restrictions under applicable securities laws. As a result, any purchase of shares by such stockholders in this offering may reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

Certain Relationships and Related Party Transactions

Participation in our Initial Public Offering

Entities affiliated with Foundation Capital, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of $20.0 million in shares of our common stock in this offering at the initial public offering price. Entities affiliated with Trinity Ventures, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have also indicated an interest in purchasing up to an aggregate of $5.0 million in shares of our common stock in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell ~~more,~~ less or no shares to the entities affiliated with Foundation Capital, LLC or the entities affiliated with Trinity Ventures, LLC, and such entities could determine to purchase ~~more,~~ less or no shares in this offering.

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Principal Stockholders

(10) Entities affiliated with Foundation Capital, LLC, have indicated an interest in purchasing up to an aggregate of $20.0 million in shares of our common stock in this offering at the price offered to the public, or an aggregate of 2,666,666 shares based on an initial public offering price of $7.50 per share, the midpoint of the price range set forth on the cover page of this prospectus. Entities affiliated with Trinity Ventures, LLC, have indicated an interest in purchasing up to an aggregate of $5.0 million in shares of our common stock in this offering at the price offered to the public, or an aggregate of 666,666 shares based on an initial public offering price of $7.50 per share, the midpoint of the price range set forth on the cover page of this prospectus. Because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell ~~more,~~ less or no shares to the entities affiliated with Foundation Capital, LLC or the entities affiliated with Trinity Ventures, LLC, and such entities could determine to purchase ~~more,~~ less or no shares in this offering. If the entities affiliated with Foundation Capital, LLC, or the entities affiliated with Trinity Ventures, LLC purchase any of these shares, the number of shares beneficially owned them after this offering, and the percentage of our common stock beneficially owned by them after this offering, will differ from that set forth in the table above. In addition, if entities affiliated with Foundation Capital, LLC and the entities affiliated with Trinity Ventures, LLC purchase all of these shares, the number of shares beneficially owned by all of our executive officers, directors and stockholders who beneficially own more than 5% of our outstanding common stock after this offering would increase from 18,841,639 to 22,174,971, and the percentage of common stock beneficially owned by this group after this offering would decrease from approximately 79% to approximately 77%.

(11) Consists of (a) 5,793,358 shares held by Trinity Ventures X, L.P., (b) 32,413 shares held by Trinity X Side-By-Side Fund, L.P. and (c) 53,966 shares held by Trinity X Entrepreneurs’ Fund, L.P. Trinity TVL X, LLC, the general partner of Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. The management members of Trinity TVL X, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, TVL Management Corporation, Daniel Scholnick and Nina C. Labatt. The address for each of these entities is 3000 Sand Hill Road, Building 4-160, Menlo Park, California 94025. Entities affiliated with Trinity Ventures, LLC, have indicated an interest in purchasing up to an aggregate of $5.0 million in shares of our common stock in this offering at the price offered to the public, or an aggregate of 666,666 shares based on an initial public offering price of $7.50 per share, the midpoint of the price range set forth on the cover page of this prospectus. Because this indication of interest is not a binding agreement or commitment to purchase, the underwriters could determine to sell ~~more,~~ less or no shares to the entities affiliated with Trinity Ventures, LLC and such

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entities could determine to purchase ~~more,~~ less or no shares in this offering. If the entities affiliated with Trinity Ventures, LLC purchase any of these shares, the number of shares beneficially owned them after this offering, and the percentage of our common stock beneficially owned by them after this offering, will differ from that set forth in the table above. Assuming the purchase of all of these shares by such stockholders, the number of shares beneficially owned by entities affiliated with Trinity Ventures, LLC after this offering would increase from 5,879,737 to 6,546,403, and the percentage of common stock beneficially owned by entities affiliated with Trinity Ventures, LLC after this offering would decrease from approximately 26% to approximately 23%.

Shares Eligible For Future Sale

Upon the completion of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2014, and assuming no exercise or settlement of outstanding options or warrants, we will have outstanding an aggregate of approximately 28,685,816 shares of common stock outstanding. Of these outstanding shares, all shares of common stock to be sold in this offering, plus up to an additional 937,500 shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable in the public market without restriction or further registration under the Securities Act, except for (1) any shares are held by any of our “affiliates,” as that term is defined in Rule 144 of the Securities Act, and (2) any shares purchased by entities affiliated with Foundation Capital, LLC or entities affiliated with Trinity Ventures, LLC to the extent such entities are allocated all or a portion of the aggregate of up to $20.0 million or $5.0, respectively, of shares that they have indicated an interest in purchasing in this offering, or through the directed share program, which will be subject to the purchaser’s agreement that, for a period of 180 days after the date of the final prospectus, he or she will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets, Inc., dispose of or hedge any shares purchased and provided further that any resale of shares purchased in this offering by entities affiliated with Foundation Capital, LLC or Trinity Ventures, LLC as described above must be pursuant to an effective registration statement under Securities Act or an applicable exemption from such registration requirement.

Underwriting

Entities affiliated with Foundation Capital, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of $20.0 million in shares of our common stock in this offering at the initial public offering price. Entities affiliated with Trinity Ventures, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have also indicated an interest in purchasing up to an aggregate of $5.0 million in shares of our common stock in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell ~~more,~~ less or no shares to the entities affiliated with Foundation Capital, LLC or the entities affiliated with Trinity Ventures, LLC and such entities could determine to purchase ~~more,~~ less or no shares in this offering. The underwriters will receive the same discount on any shares of our common stock purchased by such entities as they will from any other shares of our common stock sold to the public in this offering.